Exhibit 21.1

List of subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
Zoom Voice Communications, Inc.	United States of America
ZVC UK LTD	United Kingdom
ZVC Australia PTY LTD	Australia
ZVC Netherlands B.V.	Netherlands
ZVC Japan KK	Japan
Zoom Video Communications (Suzhou) Inc.	China
Saasbee Inc. (Hefei) Ltd.	China
SaasBee Software (Hangzhou) Co., Ltd.	China
ZVC France SAS	France
ZVC India PVT LTD	India
ZVC Canada LTD	Canada
Zoom Video Communications (Hong Kong) LTD Zoom Video Communications (Shanghai) Co., Ltd.	Hong Kong China
ZVC Singapore Pte. Ltd.	Singapore
ZVC Germany GmbH	Germany
Keybase LLC	United States of America
Zoom Video Communications (Shanghai) Co., Ltd.	China